December 21, 2006

U.S. Securities and Exchange Commission
Brian Cascio
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boston Scientific Corporation Comment letter dated November 29, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2006
Forms 8-K dated September 21, and October 18, 2006
File No. 001-01043

Dear Mr. Cascio:

This letter is in response to your letter dated November 29, 2006 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments below with our response, and as appropriate, proposed disclosure for inclusion in future filings following each comment.

Guidant Acquisition, page 6

1.
Please tell us and disclose in future filings the method and significant assumptions used to value the 577 million shares of common stock issued in connection with your acquisition of Guidant, consistent with paragraph 51(d) of SFAS 141. Please tell us how your valuation considered paragraphs 20 - 24 of SFAS 141 and EITF 99-12.

Under the terms of the merger agreement with Guidant, each share of Guidant common stock was converted into the right to receive (i) $42.00 in cash and (ii) between 1.3167 and 1.6799 shares of Boston Scientific common stock, based on the average closing price of Boston Scientific common stock during the 20 consecutive trading day period ending three trading days prior to the closing date of the merger (the “trading period”), and (iii)  $0.0132 in cash for each day beginning on April 1, 2006 through the closing date of the merger. If the average closing price of Boston Scientific common stock during the trading period was less than or equal to $22.62 (as it ultimately turned out to be), the merger agreement specified that the exchange ratio would be 1.6799 Boston Scientific shares for each share of Guidant common stock. If the average closing price of Boston Scientific common stock during that period was greater than or equal to $28.86, Guidant shareholders would have received 1.3167 Boston Scientific shares for each share of Guidant common stock.

In accordance with paragraph 22 of Statement of Financial Accounting Standards (SFAS) No. 141, we measured the fair value of our common stock distributed as consideration paid for our acquisition of Guidant. We determined the measurement date to be April 17, 2006, which is the first date on which the average 20 day closing price fell below the $22.62 lower price boundary. This was, therefore, the first date on which the number of Boston Scientific shares to be issued as part of the acquisition became fixed without subsequent revision, and therefore we used that date as the measurement date in accordance with paragraph 7 of Emerging Issues Task Force (“EITF”) Issue No. 99-12. Consistent with paragraph 9 of EITF 99-12, we valued the securities based on market prices a few days before and after the measurement date, which did not include any dates after the acquisition was consummated on April 21, 2006. Specifically, we calculated the volume weighted average stock price during the five trading day period commencing on April 12 and ending on April 19. Based on this calculation, we valued the shares issued at $21.68 per share.

We propose supplementing our disclosures for our 2006 10-K Filing as follows:

Upon the closing of the acquisition, each share of Guidant common stock (other than shares owned by Guidant, Galaxy Merger Sub and Boston Scientific) was converted into (i) $42.00 in cash, (ii) 1.6799 shares of Boston Scientific common stock, and (iii) $0.0132 in cash per share for each day beginning on April 1 through the closing date of April 21, representing an additional $0.28 per share. The number of Boston Scientific shares issued for each Guidant share was based on an exchange ratio determined by dividing $38.00 by the average closing price of Boston Scientific common stock during the 20 consecutive trading day period ending three days prior to the closing date, so long as the average closing price during that period was between $22.62 and $28.86. If the average closing price during that period was below $22.62, the merger agreement specified a fixed exchange ratio of 1.6799 shares of Boston Scientific common stock for each share of Guidant common stock. Because the average closing price of Boston Scientific common stock during that period was less than $22.62, Guidant shareholders received 1.6799 Boston Scientific shares for each share of Guidant common stock.

We measured the fair value of the 577 million shares of our common stock issued as consideration in conjunction with our acquisition of Guidant under SFAS No. 141, Business Combinations, and EITF No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination. We determined the measurement date to be April 17, 2006, the first date on which the average 20 day closing price fell below $22.62 and the number of Boston Scientific shares to be issued according to the exchange ratio became fixed without subsequent revision. We valued the securities based on average market prices a few days before and after the measurement date (beginning on April 12 and ending on April 19), which did not include any dates after the April 21 closing date of the acquisition. The weighted average stock price so determined was $21.68.

Abbott Transaction, page 7

2.
You disclose that Abbott purchased approximately 65 million shares of common stock from you for $1.4 billion, or $21.66 per share. Under your agreement, Abbott must sell all of these shares no later than 30 months following April 21, 2006. Abbott must then apply a portion of the net proceeds from the sale of the shares in excess of specified amounts, if any, to reduce the principal amount of the loan that Abbott made to you. You refer to this as the “sharing of proceeds feature.” We note that you are accounting for this feature at its fair value and recorded an asset for $102 million at the date of sale. You are re-valuing this asset each reporting period at fair value with changes in the fair value reflected as a gain or loss within other non-operating income and expense and will continue to do so until all of the shares are sold by Abbott. Please tell us and disclose in future filings the method and significant assumptions used to determine the initial and subsequent fair value of this feature. In addition, tell us the accounting literature that you applied to this transaction and why. Include a discussion of all of the significant terms of the sale as well as those of the loan. Please also discuss how you account for any actual sharing of proceeds, which results in a reduction to the principal amount of your loan.

Abbott Transaction

Significant Terms:

On April 21, 2006, immediately prior to the closing of the Boston Scientific-Guidant transaction, but conditioned on the commitment by Guidant to close the Boston Scientific-Guidant transaction, Abbott acquired Guidant’s vascular intervention and endovascular solutions businesses for:

•	an initial payment of $4.1 billion in cash at the Abbott transaction closing;
•
a future milestone payment of $250 million contingent upon receipt of an approval from the U.S. FDA within ten years after the Abbott transaction closing to market and sell an everolimus-eluting stent in the U.S.; and

•
a future milestone payment of $250 million contingent upon receipt of an approval from the Japanese Ministry of Health, Labour and Welfare within ten years after the Abbott transaction closing to market and sell an everolimus-eluting stent in Japan.

In addition, Abbott loaned Boston Scientific $900 million on a subordinated basis (the “Note”). The Note has the following significant terms:

•	Interest: Interest is payable semi-annually at a fixed 4.00 percent rate of interest.
•	Maturity: All then unpaid principal and accrued interest on the Note shall be due and payable in cash on April 21, 2011.
•	Optional loan pre-payment: The Note is pre-payable prior to maturity without penalty or premium.
•	Mandatory loan pre-payment: See discussion below.

Further, Abbott purchased from Boston Scientific approximately 65 million shares of Boston Scientific’s common stock (the “Shares”) for $1.4 billion, or $21.66 per share. The stock sale contains the following significant terms:

•
Price per share: Abbott agreed to purchase $1.4 billion in shares of Boston Scientific common stock based on a per share purchase price of the lower of (i) $25.00 and (ii) the average closing price of Boston Scientific common stock during the five consecutive trading day period ending three trading days prior to the Abbott transaction closing. The price per share ($21.66) was calculated based on the average of the per share closing prices of Boston Scientific common stock during the five consecutive trading days ending (and including) April 18, 2006 (three days prior to the closing of the Abbott transaction).

•	Sale restrictions:
o
Abbott may not sell any of the Shares during the first six months following April 21, 2006, unless the average price per share of Boston Scientific common stock over any consecutive 20 trading day period exceeds $30.00. In such case, Abbott may sell up to 8.33% of the Shares per month.

o	Between the period of 6 months to 18 months following April 21, 2006, Abbott may sell up to 8.33% of the Shares per month.
o	In accordance with the consent order issued by the Federal Trade Commission, Abbott must dispose of all of the Shares by the end of 30 months following April 21, 2006.
•	Sharing of proceeds; Mandatory loan pre-payment: The proceeds from Abbott’s sale of the Shares will be shared between Abbott and Boston Scientific as follows:
o	If the sale price is less than or equal to 110% of $21.66 per share ($23.83 per share), then Abbott will retain all proceeds from the sale.
o
If the sale price is between 110% of $21.66 per share and 120% of $21.66 per share (between $23.83 and $25.99), then Abbott will retain all proceeds up to $21.66 and Boston Scientific will receive any proceeds in excess of $21.66.

o
If the sale price is above 120% of $21.66 per share ($25.99 per share), then all proceeds up to $21.66 will be retained by Abbott, any proceeds in excess of $21.66 but less than or equal to $25.99 will be retained by Boston Scientific, and any proceeds in excess of $25.99 will be split equally between Abbott and Boston Scientific.

Any proceeds earned by Boston Scientific from the sale of the Shares must be used toward prepayment of the Note.

Accounting Considerations:

We believe the sharing of proceeds feature represents a derivative financial instrument in accordance with paragraphs 6-18 of SFAS No. 133. The sharing of proceeds feature is embedded in the agreement for the sale of the Shares, and therefore represents and meets the criteria of an embedded derivative as defined by paragraph 12 of SFAS 133.

The feature meets the requirements for treatment as a derivative instrument pursuant to paragraphs 6-11 of SFAS 133. Specifically, paragraph six reads as follows:

“A derivative instrument is a financial instrument or other contract with all three of the following characteristics:
a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.
b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

The sharing of proceeds feature has an underlying (the Boston Scientific share price), and a notional amount (approximately 65 million shares at inception). There was no specific initial net investment for the sharing of proceeds feature. Furthermore, the value of the sharing of proceeds feature is significantly less than the notional amount of the securities, and thus is less than the initial net investment that would be commensurate with the amount that would be exchanged to acquire the asset related to the underlying. Lastly, the terms of the sharing of proceeds feature require net settlement. Based on these factors, we concluded that the sharing of proceeds feature represents a derivative instrument. Therefore, in accordance with paragraphs 17 and 18 of SFAS No. 133, the sharing of proceeds derivative financial instrument was measured at its fair value at inception and is re-measured at fair value during each subsequent reporting period. The value of the instrument was recorded in the other assets caption of our balance sheet (consistent with the Company’s accounting policies) as an asset received in connection with the sale of the Guidant vascular intervention and endovascular solutions business to Abbott. Changes in the fair value of the derivative instrument are recorded in our statement of operations as a component of other income / (expense).

If Boston Scientific is entitled to any proceeds associated with the sharing of proceeds feature following a sale of the Shares by Abbott, then the derivative asset would be reduced on our balance sheet with a corresponding reduction in the Note pursuant to the mandatory prepayment feature of the Note.

Determination of Fair Value:

We engaged an independent valuation firm to assist in the calculations of the fair value of the sharing of proceeds feature. A Monte Carlo simulation methodology was used to value the derivative instrument. The fair value of the sharing of proceeds feature at any given point in time is determined based on the potential proceeds that we may receive based on the terms of the instrument and relevant market conditions, including Boston Scientific’s stock price at the time of measurement and expected volatility over the remaining contractual life of the instrument. The information and assumptions that were used as inputs to the analysis were provided by Boston Scientific management, which believes that such information and assumptions are reasonable. The following significant assumptions were used to determine the initial and subsequent fair values of this feature:

	April 21,	June 30,	September 30,
Valuation Date	2006	2006	2006

BSX Stock Price	$22.49	$16.84	$14.79
Expected Volatility	30.00%	30.00%	30.00%
Risk Free Interest Rate	4.90%	5.15%	4.65%
Credit Spread	0.35%	0.35%	0.35%
Expected Dividend Yield	0.00%	0.00%	0.00%
Contractual Term to Expiration	2.5 years	2.3 years	2.1 years
Notional Shares	64,635,272	64,635,272	64,635,272

Proposed Disclosure:

We propose supplementing our disclosures for our 2006 10-K Filing as follows:

Further, Abbott purchased from Boston Scientific approximately 65 million shares of the Company’s common stock for $1.4 billion, or $21.66 per share. Abbott agreed not to sell any of these shares of Boston Scientific common stock for six months following the Abbott transaction closing unless the average price per share of Boston Scientific common stock over any consecutive 20 day trading period during that six month period exceeds $30.00. In addition, during the 18-month period following the Abbott transaction closing, Abbott will not, in any one-month period, sell more than 8.33 percent of these shares of Boston Scientific common stock. Abbott must sell all of these shares of Boston Scientific common stock no later than 30 months following April 21, 2006. Abbott must apply a portion of the net proceeds from its sale of these shares of Boston Scientific common stock in excess of specified amounts, if any, to reduce the principal amount of the loan from Abbott to Boston Scientific (sharing of proceeds feature).

The Company determined the fair value of the sharing of proceeds feature of the Abbott stock purchase as of April 21, 2006 to be $102 million and recorded this amount as an asset received in connection with the sale of the Guidant vascular intervention and endovascular solutions business to Abbott. The Company re-values this instrument each reporting period, and recorded an expense of $13 million during the third quarter and $100 million during the first nine months of 2006 to reflect the change in fair value. The Company will record fair value adjustments on this feature until all of the underlying shares are sold by Abbott. As of September 30, 2006, the Company has an asset of $2 million remaining, which reflects the estimated fair value of this feature as of September 30, 2006.

A Monte Carlo simulation methodology was used in determining the value of the sharing of proceeds feature. The fair values on April 21, 2006 and September 30, 2006 were estimated using the following assumptions:

	April 21,	September 30,
	2006	2006

BSX Stock Price	$22.49	$14.79
Expected Volatility	30.00%	30.00%
Risk Free Interest Rate	4.90%	4.65%
Credit Spread	0.35%	0.35%
Expected Dividend Yield	0.00%	0.00%
Contractual Term to Expiration	2.5 years	2.1 years
Notional Shares	64,635,272	64,635,272

3.
We note that approximately 18 months following the Abbott transaction closing, you will issue to Abbott additional shares of common stock with an aggregate value up to $60 million to “reimburse Abbott for the cost of borrowing $1.4 billion to purchase the shares” of your common stock. You recorded the full value of the $60 million of stock that may be issued as a liability assumed in connection with the sale of Guidant’s vascular intervention and endovascular solutions businesses to Abbott. Please tell us in more detail about your accounting and valuation for this transaction. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances. Please tell us why you include this term as part of Guidant’s sale to Abbott and not part of your sale of common stock to Abbott.

Approximately 18 months following the Abbott transaction closing, Boston Scientific will issue to Abbott additional shares of Boston Scientific common stock having an aggregate value of up to $60 million (based on the average closing price of Boston Scientific common stock during the 20 consecutive trading day period ending five trading days prior to the date of issuance of those shares) to reimburse Abbott for the cost of borrowing $1.4 billion to purchase the Shares (the “reimbursement obligation”). The reimbursement obligation is for Abbott’s cost of borrowing $1.4 billion that is in excess of $10 million, but less than or equal to $70 million, during the 18 month period following the Abbott transaction closing. The $1.4 billion basis for calculating the reimbursement obligation may be reduced during the 18 month period by any proceeds (net of tax) Abbott receives on sales of the Shares.

In accounting for the transactions between Boston Scientific and Abbott, and Guidant and Abbott, we considered these transactions to be multiple elements of one arrangement, which was principally the purchase by Abbott of the Guidant vascular intervention and endovascular solutions business. Therefore, we have considered the reimbursement obligation to be an element of the arrangement, and an obligation of Boston Scientific incurred in connection with the sale by Guidant to Abbott. As an element of the sale transaction, we classified the reimbursement obligation as a liability pursuant to SFAS 150, paragraph 12. Pursuant to paragraphs 23 and 24, we have measured and recorded the reimbursement obligation at its fair value, and have re-measured and will continue to re-measure the reimbursement obligation at fair value with changes in fair value recognized in earnings. Based on an analysis of multiple assumed stock price paths for the Shares and potential selling strategies of the Shares by Abbott, we believe that it is probable that Boston Scientific will issue the full $60 million in additional shares to Abbott. In addition, we believe that the discount associated with the time value of money over the 18 month period following April 21, 2006 is immaterial. Therefore, we determined the fair value of this obligation at the date of sale, and September 30, 2006 to be $60 million.

Purchased Research and Development, page 11

4.
In future filings please disclose all of the significant assumptions underlying your valuation method for the IPR&D. For example, disclose the periods in which you expect material cash inflows to commence.

We will expand our IPR&D disclosures in future filings to include all significant assumptions underlying our valuation method for the IPR&D, including the periods in which we expect material cash inflows to commence.

5.
You disclose that IPR&D includes $369 million related to the estimated fair value of “two potential milestone payments of up to $500 million that may be received from Abbott upon receipt of certain regulatory approvals by the vascular intervention and endovascular solutions businesses it acquired from Guidant.” The milestone payments relate to approvals in the U.S. and Japan to market and sell “an everolimus-eluting stent.” You disclose that you recorded the amounts as IPR&D because “the receipt of the payments is dependent on future research and development activity and regulatory approvals, and the asset has no alternative future use as of the acquisition date.” You also disclose that if you receive any milestone payments, you will record them “as a gain” in your financial statements when received. Please discuss the basis for your accounting under U.S. GAAP and cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

On April 21, 2006, immediately prior to the closing of the Boston Scientific-Guidant transaction, but conditioned on the commitment by Guidant to close the Boston Scientific-Guidant transaction, Abbott acquired Guidant’s vascular intervention and endovascular solutions businesses for:

•	an initial payment of $4.1 billion in cash at the Abbott transaction closing;
•
a future milestone payment of $250 million contingent upon receipt of an approval from the U.S. FDA within ten years after the Abbott transaction closing to market and sell an everolimus-eluting stent in the U.S.; and

•	a future milestone payment of $250 million contingent upon receipt of an approval from the Japanese Ministry of Health, Labour and Welfare within ten years after the Abbott transaction closing to market and sell an everolimus-eluting stent in Japan.

The milestone payments represent potential value to Boston Scientific, contingent upon future research and development activity related to, and regulatory approvals of, the everolimus-eluting stent. We believe that these potential payments represent contingent assets that were acquired in conjunction with the Guidant business combination and should be recognized at fair value in accordance with paragraph 40 of SFAS No. 141. However, since the value of these assets derives from IPR&D activities (i.e., ultimate receipt of the milestone payments is dependent on the results of ongoing development activities), these assets are not considered to be recoverable as of April 21, 2006 and have no alternative future use unless the future research and development of the everolimus-eluting stent technology is successful. Therefore, we believe that it is appropriate to expense these amounts as IPR&D at the date of acquisition. We believe that this treatment is consistent with paragraph 42 of SFAS 141, paragraphs 11 and 12 of SFAS No. 2 and FASB Interpretation No. 4.

We believe that if Boston Scientific receives any milestone payments, a gain should be recognized at that time, as there would be no related receivable or other asset on the statement of financial position against which the proceeds might be applied. We believe this treatment is consistent with paragraph 41 of SFAS No. 141. Pursuant to Statement of Financial Accounting Concepts No. 6, paragraphs 82-89 the Company will record such payments as a gain within operating income. Accounting for receipt, if any, of these milestone payments will be similar to the accounting for any milestone payments or royalty payments received on sold products or patent rights. The Company expects to record and disclose any such amounts as a separate line item in the Statement of Operations.

Form 8-K dated September 21, 2006

6.
We note your inclusion of certain non-GAAP financial measures in the press release included in Exhibit 99.1. Under Regulation G, whenever you publicly disclose material information that includes a non-GAAP financial measure, you must accompany that non-GAAP financial measure with a reconciliation (by schedule or other clearly understandable method), which is quantitative. With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you must identify information that is unavailable and disclose its probable significance. Please revise future filings to comply or tell us why the current disclosure complies.

Prior to filing our Form 8-K dated September 21, 2006, we posted on our website a schedule to reconcile forward-looking non-GAAP measures contained in the press release to the relevant GAAP measures. This schedule has been reproduced below for your convenience:

Boston Scientific Corporation
Estimated Non-GAAP Net Income and Estimated Net Income per Share Reconciliation (Unaudited)

	Net Income		Net Income per Share - Assuming Dilution
(in millions, except per share data)	Q3 Low	Q3 High	Q3 Low	Q3 High

GAAP estimated results	$20	$75	$0.01	$0.05

Estimated acquisition-related charges and other certain charges	70	70	0.05	0.05

GAAP estimated results, excluding estimated acquisition-related charges	$90	$145	$0.06	$0.10

Estimated amortization expense and stock compensation expense	140	145	0.09	0.09

Adjusted estimated results	$230	$290	$0.15	$0.19

Estimated weighted average shares outstanding - assuming dilution 1,495.0

This reconciliation can be viewed on our website (www.bostonscientific.com) by clicking on the ‘Investor Relations’ link, then the ‘Webcasts & Presentations’ link.

In the future, we will ensure that we disclose the location and availability of the schedule that reconciles forward-looking non-GAAP measures to the relevant GAAP measures.

Form 8-K dated October 18, 2006

7.
We note that you present certain non-GAAP financial measures. If you continue to present non-GAAP information, Item 2.02 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10 (e)(1)(i)of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure and the items that you include or exclude from that measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. For example, in your explanation of the reasons for presenting the non-GAAP measure you refer to making adjustments for items that are “highly variable and difficult to predict.” This explanation appears overly broad and may not be appropriate for describing the reasons for some of your adjustments such as the recurring amortization of intangible assets. Your explanation should also address the reasons for all items presented as adjustments such as the litigation charge for $598 million in 2005.

We confirm that our Forms 8-K in future periods will provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Please see Attachment 1 for the proposed future disclosure, which provides a more robust discussion of each individual item excluded from our non-GAAP measures.

8.
Under Question 8, the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, “companies should never use a non-GAAP financial measure in an attempt to smooth earnings.” While you are not prohibited from removing a recurring item from your non-GAAP financial measure, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. In addition, inclusion of such a measure may be misleading absent the following disclosure:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please note that similar considerations may apply under Item 12 of Form 8-K.

In response to the Staff’s comment, we have proposed additional expanded disclosure in our future Forms 8-K, as indicated in our response to Question #7 above, and Attachment 1.

9.	Please tell us and disclose in future filings how you determined the constant currency basis percentages presented in the tables and whether these amounts were calculated in accordance with U.S. GAAP.

To calculate constant currency, we convert actual current-period net sales from local currency to U.S. dollars using the prior-period foreign exchange rates. We then compare this converted net sales amount to the prior year actual net sales amount in order to calculate the impact of foreign currency and the respective constant currency percentages.

Please see Attachment 2 for our proposed future disclosure and respective reconciliation.

In connection with the above, we acknowledge the following:

-	We are responsible for the adequacy and accuracy of the disclosure in our filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and appropriate. The Staff should not hesitate to contact me directly at (508) 650-8450 with any questions that it may have.

Sincerely,

By:	/s/ Lawrence C. Best
Lawrence C. Best
Chief Financial Officer

Attachment 1

BOSTON SCIENTIFIC CORPORATION
GAAP RESULTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	September 30,
In millions, except per share data	2006	2005

Net sales	$2,026	$1,511
Cost of products sold	630	343
Gross profit	1,396	1,168

Selling, general and administrative expenses	719	444
Research and development expenses	272	181
Royalty expense	57	52
Amortization expense	153	47
Litigation-related charges		780
	1,201	1,504
Operating income/(loss)	195	(336)

Other income/(expense):
Interest expense	(143)	(21)
Other, net	(1)	5

Income/(loss) before income taxes	51	(352)
Income tax benefit	(25)	(83)

Net income/(loss)	$76	$(269)

Net income/(loss) per common share - assuming dilution	$0.05	$(0.33)

Weighted average shares outstanding - assuming dilution	1,486.7	819.9

Non-GAAP Net Income and Non-GAAP Net Income per Common Share Reconciliation

	Three Months Ended		Three Months Ended
	September 30, 2006		September 30, 2005
In millions, except per share data	Net income	Impact per diluted share	Net (loss)/ income	Impact per diluted share
GAAP results	$76	$0.05	$(269)	$(0.33)
Non-GAAP adjustments:
Purchase accounting adjustments	59	0.04
Merger-related and other costs	18	0.01	18	0.02
Litigation-related charges			598	0.73
Amortization and stock compensation expense	138	0.10	32	0.04
Adjusted results	$291	$0.20	$379	$0.46
* Calculated by assuming dilution from common stock equivalents of 10.9 million shares

	Three Months Ended September 30,
	2006	2005
Purchase accounting adjustments:
Step-up value of inventory sold (a)	$94
Income tax benefit	(35)
Purchase accounting adjustments, net of tax	$59

Merger-related and other costs:
Integration costs (b)	$9
Fair-value adjustment for the sharing of proceeds feature of the Abbott stock purchase (c)	13
CRM technology offering charge (a)	31
Business optimization charges (d)		$28
	53	28
Income tax benefit	(35)	(10)
Merger-related and other costs, net of tax	$18	$18

Litigation-related charges:
Litigation-related charges		$780
Income tax benefit		(182)
Litigation-related charges, net of tax		$598

Amortization and stock compensation expense:
Amortization expense	$153	$37
Stock compensation expense (e)	26	5
	179	42
Income tax benefit	(41)	(10)
Amortization and stock compensation expense, net of tax	$138	$32

(a) Recorded to cost of products sold

(b) Recorded $7 million to selling, general and administrative expenses and $2 million to research and development expenses
(c) Recorded to other, net
(d) Recorded $11 million to selling, general and administrative expenses, $7 million to research and development expenses and $10 million to amortization expense
(e) Recorded $16 million in 2006 to selling, general and administrative expenses, $6 million to research and development expenses and $4 million to cost of products sold; recorded $5 million in 2005 to selling, general and administrative expenses

Use of Non-GAAP Financial Measures:

To supplement Boston Scientific’s consolidated condensed financial statements presented on a GAAP basis, the Company discloses certain non-GAAP measures that exclude certain charges, including non-GAAP net income and non-GAAP net income per diluted share. These non-GAAP measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The GAAP measure most comparable to non-GAAP net income is GAAP net income and the GAAP measure most comparable to non-GAAP net income per diluted share is GAAP net income per diluted share. Reconciliations of each of these non-GAAP financial measures to the corresponding GAAP measure is included in the table above.

Use and Economic Substance of Non-GAAP Financial Measures Used by Boston Scientific

Management uses these supplemental non-GAAP measures to evaluate performance period over period, to analyze the underlying trends in the Company’s business, to assess its performance relative to its competitors, and to establish operational goals and forecasts that are used in allocating resources. In addition, following the Company’s acquisition of Guidant, and the related increase in the Company’s debt, management has heightened its focus on cash generation and debt pay down. Management uses these non-GAAP measures as the basis for assessing the ability of the underlying business to generate cash and pay down debt. In addition, management uses these non-GAAP measures to further its understanding of the performance of the Company’s operating segments. The adjustments excluded from the Company’s non-GAAP measures are consistent with those excluded from its reportable segments’ measure of profit or loss. These adjustments are excluded from the segment measures that are reported to the Company’s chief operating decision maker and are used to make operating decisions and assess performance.

The following is an explanation of each of the adjustments that management excluded as part of its non-GAAP measures for the third quarter of 2006 and 2005 and reasons for excluding each of these individual items:

•
Purchase accounting adjustments - For the third quarter of 2006, these adjustments primarily consisted of the step-up value of acquired Guidant inventory sold during the quarter. The step-up value of acquired inventory is a cost directly attributable to the Guidant acquisition and is not indicative of the Company’s on going operations, or on going cost of products sold. Accordingly, management excluded this charge for purposes of calculating these non-GAAP measures to facilitate an evaluation of the Company’s current operating performance and comparison to the Company’s past operating performance.

•	Merger-related and other costs - For the third quarter of 2006, these adjustments primarily consisted of integration costs associated with the Guidant acquisition that are non-capitalized expenses, the fair value adjustment related to the sharing of proceeds feature of the Abbott stock purchase, and a CRM technology offering charge associated with the Company’s decision to make available the LATITUDE® Patient Management System to its existing CRM patients without additional charge. The integration costs associated with the Guidant acquisition do no reflect expected future operating expenses. The fair value adjustment related to the sharing of proceeds feature of the Abbott stock purchase is not indicative of the Company’s on going operations and is not used by management to assess the Company’s performance, or compare the Company’s performance to prior periods. The CRM technology charge represents a one-time cost associated with making this technology available to existing patients and the cost is not indicative of future expenses associated with the technology. Accordingly, management excluded these charges for purposes of calculating these non-GAAP measures to facilitate an evaluation of the Company’s current operating performance and comparison to the Company’s past operating performance.

For the third quarter of 2005, these adjustments primarily consisted of asset write-downs and employee-related costs that resulted from certain business optimization initiatives. The Company excluded these charges for purposes of calculating these non-GAAP measures because management believes that these costs do not reflect expected future operating expenses and Boston Scientific’s management excludes them in assessing current operating performance.

•
Litigation-related charges - For the third quarter of 2005, these charges primarily consisted of a litigation settlement with Medinol, Ltd. This settlement represented the largest one of its kind in the Company’s history and was the most significant item impacting the Company’s net income/loss per diluted share for the third quarter of 2005. Accordingly, management excluded this charge for purposes of calculating these non-GAAP measures to assess the Company’s performance and to facilitate an evaluation of the Company’s current operating performance and comparison to the Company’s past operating performance.

•
Amortization and stock compensation expense - The amount of amortization and stock compensation expense vary based on decisions made at the corporate level and the expenses are not necessarily reflective of operating performance. In addition, amortization and stock compensation expense are non-cash charges and do not impact the Company’s liquidity or compliance with the covenants included in its debt agreements. Further, following the Company’s acquisition of Guidant, and the related increase in the Company’s debt, management has heightened its focus on cash generation and debt pay down. Management removes the impact of stock compensation and amortization from the Company’s operating performance, to assist in assessing the Company’s cash generated from operations. Management believes this is a critical metric for the Company in measuring the Company’s ability to generate cash and pay down debt. Therefore, amortization and stock compensation expense are excluded from management’s assessment of operating performance and are also excluded from the measure used by management for purposes of setting employee compensation. Accordingly, management believes this may be useful information to users of its financial statements and therefore has excluded these charges for purposes of calculating these non-GAAP measures to facilitate an evaluation of the Company’s current operating performance, particularly in terms of liquidity.

Material Limitations Associated with the Use of Non-GAAP Financial Measures
Non-GAAP net income and non-GAAP per diluted share may have limitations as analytical tools, and these non-GAAP measures should not be considered in isolation or a replacement for GAAP financial measures. Some of the limitations relying on these non-GAAP financial measures are:

•
Items such as the step-up value of acquired Guidant inventory and the fair value adjustment related to the sharing of proceeds feature of the Abbott stock purchase reflect economic costs to the Company and are not reflected in non-GAAP net income and non-GAAP net income per diluted share.

•
Items such as Guidant integration costs, employee-related costs associated with certain business optimization initiatives, the CRM technology charge and litigation-related charges that are excluded from non-GAAP net income and non-GAAP net income per diluted share can have a material impact on cash flows and GAAP net income and net income per diluted share.

•
Items such as amortization of purchased intangible assets, though not directly affecting Boston Scientific’s cash flow position, represent loss in value of intangible assets over time. The expense associated with this loss in value is not included in Boston Scientific’s non-GAAP net income or non-GAAP net income per diluted share and therefore these measures do not reflect the full economic effect of the loss in value of those intangible assets.

•
Items such as stock compensation expense, though not directly affecting the Company’s cash flow position, represent compensation cost under GAAP. Stock compensation expense is not included in non-GAAP net income or non-GAAP net income per diluted share and therefore these measures do not reflect the full economic cost of compensating employees.

•	Other companies may calculate non-GAAP net income or non-GAAP net income per diluted share differently than Boston Scientific does, limiting the usefulness of those measures for comparative purposes.

Compensation for Limitations Associated with Use of Non-GAAP Financial Measures
Boston Scientific compensates for the limitations on its non-GAAP financial measures by relying upon its GAAP results to gain a complete picture of the Company’s performance. The non-GAAP numbers focus instead upon the core business of the Company, which is only a subset, albeit a critical one, of the Company’s performance. The Company provides detailed reconciliations of each non-GAAP financial measure to its most directly comparable GAAP measure within this press release and in other written materials that include these non-GAAP financial measures, and Boston Scientific encourages investors to review these reconciliations.

Usefulness of Non-GAAP Financial Measures to Investors
The Company believes that providing non-GAAP net income and non-GAAP net income per share in addition to the related GAAP measures provides investors with greater transparency to the information used by Boston Scientific’s management in its financial and operational decision-making and allows investors to see Boston Scientific’s results “through the eyes” of management. The Company further believes that providing this information better enables Boston Scientific’s investors to understand the Company’s operating performance and to evaluate the methodology used by management to evaluate and measure such performance. Disclosure of these non-GAAP financial measures also facilitates comparisons of Boston Scientific’s operating performance with the performance of other companies in its industry that supplement their GAAP results with non-GAAP financial measures.

Attachment 2
BOSTON SCIENTIFIC CORPORATION
WORLDWIDE GAAP SALES
REGIONAL AND DIVISIONAL SUMMARY
(Unaudited)

	Three Months Ended September 30,		Change
In millions	2006	2005	As Reported Currency Basis	Constant Currency Basis
DOMESTIC	$1,273	$926	37%	37%

Europe	402	274	47%	41%
Japan	148	140	6%	9%
Inter-Continental	203	171	19%	18%
INTERNATIONAL	753	585	29%	26%

WORLDWIDE	$2,026	$1,511	34%	33%

	Three Months Ended September 30,		Change
In millions	2006	2005	As Reported Currency Basis	Constant Currency Basis
Interventional Cardiology	$868	$892	(3%)	(4%)
Peripheral Interventions Vascular Surgery	154	176	(13%)	(13%)
Electrophysiology	32	32	0%	2%
Neurovascular	81	67	21%	19%
Cardiac Surgery	45	NA	NA	NA
Cardiac Rhythm Management	446	NA	NA	NA
CARDIOVASCULAR	1,626	1,167	39%	37%

Oncology	60	52	15%	14%
Endoscopy	187	172	9%	9%
Urology	93	85	9%	9%
ENDOSURGERY	340	309	10%	10%

NEUROMODULATION	60	35	71%	68%

WORLDWIDE	$2,026	$1,511	34%	33%

Non-GAAP Constant Currency - Net Sales Reconciliation

	Regional Sales

	Three Months Ended
	September 30, 2006

(in millions)	Constant Currency Basis	Impact of Foreign Currency	As Reported Currency Basis
DOMESTIC	1,273		1,273

Europe	386	16	402
Japan	153	(5)	148
Inter-Continental	201	2	203
INTERNATIONAL	740	13	753

WORLDWIDE	$2,013	$13	$2,026

	Divisional Sales

	Three Months Ended
	September 30, 2006

(in millions)	Constant Currency Basis	Impact of Foreign Currency	As Reported Currency Basis
Interventional Cardiology	859	9	868
Peripheral Interventions/Vasular Surgery	153	1	154
Electrophysiology	33	(1)	32
Neurovascular	80	1	81
Cardiac Surgery	46	(1)	45
Cardiac Rhythm Management	441	5	446
CARDIOVASCULAR	$1,612	$14	$1,626

Oncology	59	1	60
Endoscopy	187		187
Urology	94	(1)	93
ENDOSURGERY	$340		$340
NEUROMODULATION	$61	$(1)	$60

WORLDWIDE	$2,013	$13	$2,026

Use of Non-GAAP Financial Measures:

To supplement Boston Scientific’s consolidated condensed financial statements presented on a GAAP basis, the Company discloses regional and divisional revenue growth rates that exclude the impact of foreign exchange, which represent non-GAAP measures. To calculate regional and divisional revenue growth rates that exclude the impact of foreign exchange, the Company converts actual current-period net sales from local currency to U.S. dollars using the prior-period foreign exchange rates. It then compares this converted net sales amount to the prior year actual net sales amount in order to calculate the impact of foreign currency and the respective constant currency percentages. This non-GAAP measure is not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The GAAP measure most comparable to this non-GAAP measure is growth rate percentages based on GAAP revenue. A reconciliation of this non-GAAP financial measure to the corresponding GAAP measure is included in the table above.

Use and Economic Substance of Non-GAAP Financial Measures Used by Boston Scientific

Management uses this supplemental non-GAAP measure to evaluate performance period over period, to analyze the underlying trends in the Company’s business, to assess its performance relative to its competitors, and to establish operational goals and forecasts that are used in allocating resources. In addition, management uses non-GAAP measures to further its own understanding of the performance of the Company’s operating segments. Impacts of foreign exchange are excluded from segment measures that are reported to the Company’s chief operating decision maker and used to make operating decisions and assess performance.

The impact of foreign exchange is highly variable and difficult to predict. Accordingly, management excludes the impact of foreign exchange for purposes of reviewing regional and divisional revenue growth rates to facilitate an evaluation of the Company’s current operating performance and comparison to the Company’s past operating performance.

Material Limitations Associated with the Use of Non-GAAP Financial Measures

Revenue growth rates stated on a constant currency basis may have limitations as analytical tools, and this non-GAAP measure should not be considered in isolation or a replacement for GAAP financial measures. By its nature, this measure excludes the impact of foreign exchange, which can have a material impact on GAAP net sales. In addition, other companies may calculate this measure differently than Boston Scientific does, limiting the usefulness of those measures for comparative purposes.

Compensation for Limitations Associated with Use of Non-GAAP Financial Measures

Boston Scientific compensates for the limitations on its non-GAAP financial measures by relying upon its GAAP results to gain a complete picture of the Company’s performance. The non-GAAP numbers focus instead upon the core business of the Company, which is only a subset, albeit a critical one, of the Company’s performance. The Company provides detailed reconciliations of each non-GAAP financial measure to its most directly comparable GAAP measure within this press release and in other written materials that include these non-GAAP financial measures, and Boston Scientific encourages investors to review these reconciliations.

Usefulness of Non-GAAP Financial Measures to Investors

The Company believes that providing revenue growth rates on a constant currency basis in addition to the related GAAP measure provides investors with greater transparency to the information used by Boston Scientific’s management in its financial and operational decision-making and allows investors to see Boston Scientific’s results “through the eyes” of management. The Company further believes that providing this information better enables Boston Scientific’s investors to understand the Company’s operating performance and to evaluate the methodology used by management to evaluate and measure such performance. Disclosure of this non-GAAP financial measure also facilitates comparisons of Boston Scientific’s revenue performance with the performance of other companies in its industry that supplement their GAAP results with non-GAAP financial measures.